FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 26, 2006

Item 3: News Release:

A news release dated and issued on October 26, 2006 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold is pleased to announce that trenching continues to discover extensions of previously identified mineralized zones at the Golden Summit project outside Fairbanks, Alaska.

Item 5: Full Description of Material Change:

October 26, 2006 (Vancouver, BC)  Freegold Ventures Limited (“Freegold”) is pleased to announce that trenching continues to discover extensions of previously identified mineralized zones at the Golden Summit project outside Fairbanks, Alaska.   Recent trenching and trench sample assays indicate that the Currey Zone, initially discovered this summer as a 10 to 15 foot wide shear zone within the Cleary Hill South Vein Swarm, may now extend over a strike length in excess of 1,000 feet with widths and mineralized grade increasing towards the southwest.  This extensional trenching work is in addition to the ongoing bulk sampling of 10,000 tons of material from a number of high-grade veins, and the ongoing mapping and sampling of new veins discovered in this area during the construction of the haul road.

Located 50 feet to the south and parallel to the high-grade Wackwitz vein (which over 5 foot widths averaged 16.4 g/tonne over 235 feet of trenching conducted in June 2006), the Currey Zone was exposed in two trenches during that same program.  One 70 foot long trench averaged 2.3 g/tonne over 10-foot sample widths, and the second 150 foot long trench (75 feet further along strike to the west) averaged 2.2 g/tonne over 10-foot sample widths. Although lower grade than the Wackwitz, the Currey Zone is a wider shear zone, which has now been extended an additional 220 feet to the southwest, with preliminary assays from the 5-foot wide channel sampling over the first 120 feet of extension averaging 2.35 g/tonne. The remainder of the assays from this trench are pending.

The width of the Currey Zone is increasing in the southwesterly direction, and while averaging 10-15 feet wide in the areas uncovered to date, widths of up to 40 feet are seen in the new trenching.  The Currey Zone encountered in trenching is now directly on strike with a drill intercept of a similar multi-phase shear zone located a further 500 feet to the southwest where a Freegold core drill hole in 2000 intersected the shear over a 72-foot true width at an average grade of 4.4 g/tonne.  The Currey Zone remains open in all directions.

Freegold’s bulk sampling program continues to generate positive results.  Approximately 5,000 tons are expected to be collected from the veins and shear zones in the Beistline Shaft area of the Cleary Hill Eastern Extension, which sits on patented ground controlled by Freegold.  Sampling is now proceeding to a depth of approximately 25 feet and the 30 foot wide trench continues to see mineralization bleeding into the south hanging wall of the pit. A further 4,000 tons of material will be collected from veins on patented ground controlled by Freegold, while 1,000 tons are expected to be taken from the Wackwitz vein under permits issued by the U.S. Bureau of Land Management.   Pending the results from the on-going trenching and bulk sampling program, the Company may make application to the State and Federal regulatory agencies for a small miners permit to expand its activities in the Cleary Hill mine area in 2007.

“We are very excited to have discovered new styles of gold mineralization that have never been previously mined on the Golden Summit Property” stated Freegold President and C.E.O. Steve Manz.  “The focus of the historical underground lode gold mining on the property from 1902-1942 was on the discrete high-grade, narrow quartz veins, which generated average mill feed grades between 34 g/tonne (1.0 oz/ton) and 56 g/tonne (1.6 oz/ton).  Our current program of overburden stripping, trenching and bulk sampling is exposing much larger areas of mineralization than have been seen in the past.  We have now been able to determine that significant bleeding of higher-grade mineralization has occurred into the host rock of the principal veins in this area.  Although the ultimate width of mineralization at the Cleary Hill Eastern Extension has yet to be determined, our recent exposure of the historically mined Cleary Hill vein at surface 1,300 feet to the west, and the identification of similar bleeding of quartz and mineralization into the walls of this vein, gives rise to the possibilities of extensive strike lengths of this new style of deposition.”

Alaska Assay Laboratories in Fairbanks, Alaska and ALS Chemex Labs in North Vancouver, BC completed analyses for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of October 2006.